UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of the
Securities Exchange Act of 1934

For the month of November 2002

NATIONAL TELEPHONE COMPANY OF
VENEZUELA (CANTV)
(Translation of Registrant’s Name into English)

EDIFICIO CANTV
AVENIDA LIBERTADOR
CARACAS, VENEZUELA
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes  ☐        No  ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the revised unaudited financial statements of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) as of and for the period ended on September 30, 2002, prepared according to Venezuelan GAAP, which differ in certain important respects from US GAAP, as filed with the Venezuela National Commission on Securities on October 31, 2002.

ENGLISH TRANSLATION

Caracas, October 31, 2002

Sirs
Comisión Nacional de Valores
Present.—

Attention: Dra. Aida Lamus
President

Dear Dra. Lamus,

In accordance with the requirements of the “Periodic or Occasional Information Reporting Norms to Be Submitted by Individuals Regulated by the Venezuelan National Commission on Securities” (“Normas Relativas a la Información Periódica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores”), attached please find the revised unaudited Financial Statements as of and for the period ended September 30, 2002, which includes its respective notes, that are presented comparative to the previous nine month period (2001).

I will make myself available should you need any clarification or additional information.

Sincerely yours,

/S/    GUSTAVO ANTONETTI
Gustavo Antonetti
Head of Investor Relations
CANTV

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA
(CANTV) AND SUBSIDIARIES

Consolidated financial statements
as of September 30, 2002 and 2001
and for the nine months ended September 30, 2002 and 2001

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2002 AND 2001
(Adjusted for inflation and expressed in millions of constant bolivars as of September 30, 2002)

	2002	2001
ASSETS
CURRENT ASSETS:
Cash and temporary investments	514,394	1,146,044
Accounts receivable, net	468,851	531,913
Accounts receivable from Venezuelan Government entities	73,174	125,539
Inventories and supplies, net	47,942	42,212
Other current assets	31,510	15,792

Total current assets	1,135,871	1,861,500
Property, plant and equipment, net	3,564,912	3,984,947
Cellular concession, net	126,378	130,614
Other assets	352,731	303,113

Total assets	5,179,892	6,280,174

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt	77,839	169,169
Accounts payable	357,923	359,871
Employee severance benefits, net	18,262	15,722
Accrued employee benefits	88,336	128,483
Other current liabilities	307,699	358,706

Total current liabilities	850,059	1,031,951
LONG-TERM LIABILITIES:
Long-term debt	344,174	292,963
Pension and other post-retirement benefit obligations	546,757	521,940

Total liabilities	1,740,990	1,846,854
Minority interests	2,934	2,482
STOCKHOLDERS’ EQUITY	3,435,968	4,430,838

Total liabilities and stockholders’ equity	5,179,892	6,280,174

The accompanying notes are an integral part of these consolidated statements.

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Adjusted for inflation and expressed in millions of constant bolivars as of September 30, 2002, except earning per share and per ADS amount)

	2002	2001
OPERATING REVENUES:
Local and domestic long distance usage	423,065	511,805
Basic rent	323,690	321,582

Local and domestic long distance	746,755	833,387
International long distance	75,719	96,451
Net settlements	11,315	20,382

International long distance	87,034	116,833
Fixed to mobile outgoing calls	413,075	556,075
Interconnection incoming	30,231	36,462
Other wireline related services	166,616	180,516

Total wireline services	1,443,711	1,723,273
Wireless services	409,887	358,243
Other	63,087	49,827

Total operating revenues	1,916,685	2,131,343
OPERATING EXPENSES:
Operations, maintenance, repairs and administrative	862,876	858,739
Interconnection costs	187,231	294,833
Depreciation and amortization	627,664	704,212
Concession and other taxes	135,646	127,196
Pension and postretirement plan special termination benefits	—	45,148

Total operating expenses	1,813,417	2,030,128

Operating income	103,268	101,215

OTHER EXPENSES, NET:
Financing cost, net	(20,872)	(12,213)
Other (expenses) income, net	(9,129)	1,811

Total other expenses, net	(30,001)	(10,402)

Income before income tax	73,267	90,813
INCOME TAX	21,760	38,853

Minority interests (expense) income	(1,332)	180
Net income	50,175	52,140

Earnings per share before loss on effects of pension and postretirement plan special termination benefits	64	105
Loss on effects of pension and postretirement plan special termination benefits	—	(49)
Earnings per share	64	56

Earnings per ADS (based on 7 shares per ADS)	448	392

Average shares outstanding (in millions)	787	926

The accompanying notes are an integral part of these consolidated statements.

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001 AND THE YEAR ENDED DECEMBER 31, 2001
(Adjusted for inflation and expressed in millions of constant bolivars as of September 30, 2002)

	Capital stock			Additional paid-in capital	Retained earnings	Legal reserve	Treasury stock	Cumulative translation adjustment	Total stockholders’ equity
	Historical cost	Inflation adjustment	Total
Balance as of December 31, 2000	34,173	1,861,346	1,895,519	25,449	2,284,596	204,652	—	46,818	4,457,034
Net income	—	—	—	—	52,140	—	—	—	52,140
Dividends declared	—	—	—	—	(80,147)	—	—	—	(80,147)
Change in cumulative translation adjustment	—	—	—	—	—	—	—	1,811	1,811

Balance as of September 30, 2001	34,173	1,861,346	1,895,519	25,449	2,256,589	204,652	—	48,629	4,430,838
Net income	—	—	—	—	46,785	—	—	—	46,785
Dividends declared	—	—	—	—	(511,777)	—	—	—	(511,777)
Repurchased shares	—	—	—	—	(280,287)	—	(282,465)	—	(562,752)
Change in cumulative translation adjustment	—	—	—	—	—	—	—	410	410

Balance as of December 31, 2001	34,173	1,861,346	1,895,519	25,449	1,511,310	204,652	(282,465)	49,039	3,403,504
Net income	—	—	—	—	50,175	—	—	—	50,175
Dividends declared	—	—	—	—	(38,245)	—	—	—	(38,245)
Change in cumulative translation adjustment	—	—	—	—	—	—	—	20,534	20,534

Balance as of September 30, 2002	34,173	1,861,346	1,895,519	25,449	1,523,240	204,652	(282,465)	69,573	3,435,968

The accompanying notes are an integral part of these consolidated statements.

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Adjusted for inflation and expressed in millions of constant bolivars as of September 30, 2002)

	2002	2001
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	50,175	52,140
Adjustments to reconcile net income to net cash provided by operating activities-
(Gain) loss from net monetary position	(19,706)	26,466
Exchange loss (gain), net	39,795	(17,926)
Depreciation and amortization	627,664	704,212
Pension and postretirement plan special termination benefits	—	45,148
Provision for doubtful accounts	46,208	65,721
Provision for obsolescense of wireless network equipment	6,729	5,003
Changes in current assets and liabilities:
Accounts receivable	(127,500)	(140,032)
Accounts receivable from Venezuelan Government entities	27,688	6,516
Inventories and supplies	(9,454)	4,223
Other current assets	(19,925)	3,270
Accounts payable	78,162	7,097
Accrued employee benefits	15,731	(75,574)
Other current liabilities	26,653	(8,971)

	742,220	677,293
Changes in non current assets and liabilities:
Other assets	(59,236)	6,701
Pension and other postretirement benefit obligations	52,891	(8,795)

Net cash provided by operating activities	735,875	675,199
CASH FLOWS USED IN INVESTING ACTIVITIES:
Acquisition of intangibles	(25,605)	(33,748)
Capital expenditures, net of disposals	(255,726)	(101,243)

Net cash used in investing activities	(281,331)	(134,991)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Payments of debt	(189,843)	(69,628)
Dividend payments	(253,275)	(80,153)

Net cash used in financing activities	(443,118)	(149,781)

Increase in cash and temporary investments before loss in purchasing power of cash and temporary investments	11,426	390,427
LOSS IN PURCHASING POWER OF CASH AND TEMPORARY INVESTMENTS	(60,932)	(95,759)
FOREIGN EXCHANGE GAIN OF CASH AND TEMPORARY INVESTMENTS	186,957	39,004

Increase in cash and temporary investments	137,451	333,672
CASH AND TEMPORARY INVESTMENTS:
Beginning of period	376,943	812,372

End of period	514,394	1,146,044

SUPPLEMENTAL INFORMATION:
Cash paid during the period for—
Interest	34,110	38,204

Taxes	207,394	313,705

RESULT FROM NET MONETARY POSITION:
Operating activities	27,508	27,098

Investing activities	(12,749)	(2,358)

Financing activities	65,879	44,553

The accompanying notes are an integral part of these consolidated statements.

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts are adjusted for inflation and expressed in million of constant bolivars as of September 30, 2002, unless otherwise indicated)

1.	EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:

The consolidated financial statements were originally issued in Spanish and translated into English.

2.	COMPANY BACKGROUND AND CONCESSION AGREEMENT:

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV or the Company) is one of the primary providers of telecommunications services in Venezuela, and is the owner of a nationwide basic telecommunications network through which it provides not only national and international fixed switched telephone service but also private networks, data, public telephone, rural and telex services. In addition, through its subsidiaries, CANTV provides other telecommunications-related services including Internet access, wireless communications and telephone directories.

CANTV entered into a Concession Agreement (the Concession) with the Government of the Bolivarian Republic of Venezuela (the Government) in 1991 to provide national and international telecommunications services, for the purpose of guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition. November 2000 marked the opening of the telecommunications market with the entrance of new competitors (see Note 18 (d) and (e)—Commitments and contingencies—Concession mandates and Competition).

Significant terms of the Concession are as follows:

a.
The Concession established a special privilege regime of limited concurrence, through which the Government guaranteed CANTV, except in some circumstances, to be the exclusive provider of fixed switched telephone services, including local, national and international access until November 27, 2000. Beginning on that date, any party who obtains the corresponding administrative concession is able to provide basic telecommunication services in the country (see Note 4—Regulation).

b.
The Concession is for 35 years ending in 2026, and is extendible for an additional period of 20 years subject to the approval by the Ministry of Infrastructure, (the Ministry), and satisfactory performance by CANTV of its obligations under the Concession.

c.
Until December 31, 2000, CANTV paid annually a total of 5.5% of services billed. Beginning in January 2001, the Company is subject to pay up to 4.8% of gross revenues (see Note 4 (a)—Regulation—Organic Telecommunications Law). Such amount is included in the accompanying consolidated statements of operations as Concession and other taxes totaling for Bs. 50,327 and Bs. 66,203 for the nine months ended September 30, 2002 and 2001, respectively.

d.
The Concession requires the Company to expand, modernize and improve the quality of its telephone network, as well as, meet prescribed service quality targets. Those Concession mandates include national and regional expansion and modernization targets as well as, annual and accumulative targets (see Note 18 (d) and (e)—Commitments and contingencies—Concession mandates and Competition).

e.
The Concession specifies various penalties, which may be, imposed on CANTV for negligent or intentional violation of Concession provisions, depending on the violation, a public reprimand, a fine of up to 1% of services billed and/or revocation and termination of the Concession. Penalties assessed against CANTV through September 30, 2002, have not been material.

Eight-Year Review Agreement

On February 21, 2000, CANTV and the Comisión Nacional de Telecomunicaciones (CONATEL) signed the Eight-Year Review Agreement (the Agreement), effective until December 31, 2000. The Agreement included the review of the concession regarding quality service, tariffs framework, commercialization of new services and the elimination of the service expansion mandate and the introduction of a new 80% average digitalization mandate (see Note 4—Regulation and Note 18 (d)—Commitments and contingencies—Concession mandates).

Starting 2001, the Company is regulated by the Concession and the Organic Telecommunication Law, enacted in 2000 (see Note 4—Regulation).

3.	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES:

a.	Basis of presentation

The consolidated financial statements have been prepared in accordance with Venezuelan Generally Accepted Accounting Principles (Venezuelan GAAP).

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual consolidated results may differ from those estimates.

b.	Adjustment for inflation

The Company’s consolidated financial statements are expressed on a constant bolivar basis as of September 30, 2002, in accordance with the Venezuelan Statement of Accounting Principles Number 10 “Standards for the Preparation of Financial Statements Adjusted for Inflation” (DPC 10) (revised and comprehensive), issued by the Venezuelan Federation of Public Accountants.

In December 2000, the Venezuelan Federation of Public Accountants issued the new DPC 10 (revised and comprehensive), which superseded the standard issued in 1991 and its three amendments as well as the technical publications number 14 and 19. The main changes outlined in this standard pertain to presentation and not methodology, and is effective for those periods beginning after December 31, 2000.

The amounts disclosed in the consolidated financial statements have been adjusted to reflect the bolivar’s purchasing power at September 30, 2002 based on the Consumer Price Index (CPI) for the metropolitan area of Caracas as published by the Central Bank of Venezuela (BCV).

The most representative indexes used in the preparation of the inflation adjusted financial statements are as follows (1997 base):

	September 30, 2002	September 30, 2001
End of period	289.17087	225.57372
Average for period	258.22820	216.03142

Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at September 30, 2002, as follows:

i.
Monetary assets and liabilities (cash and temporary investments, accounts receivable, other assets and most liabilities) as of September 30, 2002, have not been adjusted for the effect of inflation since they already represent their inflation-adjusted value at that date. The balances as of September 30, 2001, have been updated based upon the relative change in the CPI between that date and the CPI at September 30, 2002.

ii.
Non-monetary assets (principally inventories and supplies, net, property, plant and equipment, net, the cellular concession, net and certain other assets) and stockholders’ equity have been updated based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at September 30, 2002.

iii.	The non-monetary liability for pension and other postretirement benefit obligations and its related expense, are recorded based on actuarial calculations (see Note 13—Retirement benefits).

iv.	Monetary revenues and expenses have been updated based upon the change in the CPI from the month in which the transaction was recorded and the CPI at September 30, 2002.

v.
Non-monetary expenses (primarily depreciation and amortization) are based upon the values of the corresponding assets (primarily property, plant and equipment) in the accompanying consolidated balance sheets (See (ii) above).

vi.
The monetary gain (loss) is attributable to the Company’s net monetary asset or liability position in an inflationary period and has been set forth as loss from net monetary position as part of the Financing cost, net caption in the accompanying consolidated statements of operations (see Note 15—Financing cost, net).

c.	Consolidation

The consolidated financial statements include CANTV and all of its majority-owned subsidiaries. All significant intercompany balances and transactions among the companies have been eliminated.

In April 2002, CANTV’s Board of Directors approved the acquisition of 49% of the shares owned by Sky OnLine in Altair. Altair is a company who provides equipment, installation and maintenance of rural communication services, through satellite technology. After the acquisition, Altair is 100% owned by CANTV, who also acquired legal obligations, related fixed assets, spare parts and future technical support. In May 2002, the Company paid Bs. 14,303 (US$14 million), of which, Bs. 5,321(US$5.2 million) were paid as an indemnification for terminating the Joint Venture.

d.	Cash and temporary investments

Cash and temporary investments include short-term, highly liquid investments, which have original maturities of three months or less. The loss in the purchasing power of cash and temporary investments due to inflation is reflected as a separate caption in the consolidated statements of cash flows.

e.	Inventories and supplies, net

Inventories and supplies are presented at cost, net of reserves. Certain inventories and supplies whose original cost per unit does not exceed the equivalent in bolivars of US$500 are expensed when purchased.

f.	Depreciation and amortization

Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of the fixed assets and based on the amortization period assigned to the intangible assets (see Note 5—Cellular concession and Note 10—Other assets). Amortization expense was Bs. 45,128 and Bs. 51,348 for the nine months ended September 30, 2002 and 2001, respectively. Accumulated amortization was Bs. 431,320 and Bs. 369,693 as of September 30, 2002 and 2001, respectively.

g.	Computer software

The costs of certain purchased computer software and systems for internal use are capitalized and classified as intangible assets. The estimated useful lives of these intangible assets is between 3 and 7 years. Internal-use software is defined as software which is acquired, internally developed, or modified solely to meet the internal needs of the Company; and for which, during the software’s development or modification, no substantive plan exists or is being developed by the Company to market the software externally. Regular maintenance and modifications to existing software are expensed when incurred.

h.	Impairment of long-lived assets

The Company evaluates the impairment of long-lived assets, including intangible assets, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. Under current circumstances, no adjustment for impairment in the carrying value of long-lived assets has been recorded.

i.	Revenue recognition

Revenues for wireline and wireless services are recognized in the period in which the services are provided. Unbilled revenues of Bs. 128,147 and Bs. 122,726 are included in accounts receivable as of September 30, 2002 and 2001, respectively. Revenues from settlement of traffic with international telecommunications carriers are recognized on a net basis and are based on estimates of traffic volume and rates. Advertising revenues and related telephone directory printing costs are recognized upon publication of the directories. The Company presents as deferred revenue, included in the Other current liabilities caption, those amounts of billed services, which have not been rendered yet, such as submarine cable usage, basic rent for telecommunications services and telephone directories (see Note 12—Other current liabilities).

During 2000, the Company reviewed its revenue recognition polices for prepaid services and subscriber right fees and changed the way it was accounting for these services. Subscriber right fees, which are upfront fees paid by consumers when the service is activated, are classified as liabilities on the Company’s balance sheet. The Company believes that the opening of the telecommunications market where consumers have a choice of carrier changes the way in which subscriber right fees should be accounted for on the Company’s books. In line with industry practices prepaid card sales are recognized as revenue when the customer utilizes the service. The changes in the way the above revenues are recognized did not materially impact the Company’s results of operations.

During 2001, the Company changed the way it presents interconnection revenues and costs in the consolidated statements of operations. Revenues from Fixed to mobile outgoing calls include the amount paid to customers for fixed to mobile calls terminating in a wireless operator. The portion related to basic telephony charged to a wireless operator for mobile to fixed and fixed to fixed calls originated in other operators are included as Interconnection incoming revenue, while costs charged to CANTV and its consolidated subsidiary Movilnet from a wireless operator for the interconnection portion of fixed to mobile traffic, mobile to mobile or fixed to fixed are presented as Interconnection costs in the consolidated statements of operations. Previously, only the fixed portion of the fixed to mobile traffic was included as revenue, while the cost for the outgoing fixed to mobile or mobile to mobile traffic were presented net of such revenues. This change was applied to all the periods presented in the consolidated statements of operations for comparative purposes.

j.	Income tax

Income taxes are calculated based upon taxable income which is different from income before tax in the statement of operations. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Investment tax credits for property, plant and equipment reduce the income tax during the year in which such assets are placed in service. Investment tax credits as well as fiscal losses except those from the tax inflation adjustment, are permitted to be carried forward for 3 years. Venezuelan tax regulations also provide for a corporate asset alternative minimum tax based on inflation adjusted net assets.

The Company recognizes through the deferral method, the impact of income taxes originated from temporary differences existing between the income tax expense calculated on the basis of net income, determined in accordance with Generally Accepted Accounting Principles, and this concept, calculated on the taxable income for the period, determined in accordance with current tax legislation. Such tax effect is assigned to future periods in which such temporary differences will be realized. The recording of the deferred income taxes is subject to its possible realization. Based on current conditions, the Company has not recorded the asset resulting from deferring the tax effect of temporary reconciliation differences.

k.	Employee severance benefits and other benefits

Employee severance benefits are calculated and recorded in accordance with the Venezuelan labor law and the Company’s current collective bargaining agreement.

Under the current Labor Law, employees earn a severance indemnity equal to 5 days salary per month, up to a total of 60 days per year of service. Labor indemnities are earned once an employee has completed 3 months of continuous service. Beginning with the second year of service, the employees earn an additional 2 days salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days salary. Severance benefits must be funded and deposited monthly in either an individual trust or a severance fund, or accrued in an employer’s accounting records, as specified in writing by each employee.

In the case of unjustified or involuntary termination, employees have the right to an additional indemnification payment of one-month salary per year of service up to a maximum of 150 days’ current salary. Furthermore, in the case of involuntary termination the Law established the payment of an additional severance benefit of up to a maximum of 90 days current salary based on length of employment.

Additionally, the Venezuelan labor law requires a mandatory annual profit sharing distribution to all employees. CANTV makes distributions equal to 120 days salary yearly.

l.	Pension plan and other postretirement benefits

The noncontributory pension plan benefits are accrued based on actuarial estimates. The real discount rate and real rate of compensation increase used to develop the projected benefit obligation were 7% and 2%, respectively (see Note 13—Retirement benefits).

Postretirement benefits relating to health care expenses are recorded based on actuarial estimates (see Note 13—Retirement benefits).

m.	Foreign currency denominated transactions

Foreign currency denominated transactions are recorded at the bolivar exchange rate as of the transaction date. The outstanding balances of foreign currency denominated assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which were Bs. 1,474.00 and Bs. 743.00 per U.S. dollar as of September 30, 2002 and 2001, respectively (see Note 6—Balances in foreign currency). Any exchange gain or loss from the translation of these balances and transactions is reflected as exchange gain (loss), net in the Financing cost, net caption in the accompanying consolidated statements of operations (see Note 15—Financing cost, net).

n.	Legal reserve

The Company and each of its subsidiaries are required under the Venezuelan Commercial Code and their Corporate By-laws to transfer at least 5% of each year’s net income to a legal reserve until such reserve equals at least 10% of capital stock.

o.	Earnings per share

Earnings per share are based on 787,140,849 and 926,037,385 of average common shares outstanding during the period of nine months ended September 30, 2002 and 2001, respectively.

4.	REGULATION:

CANTV’s services and tariffs are regulated by the rules established in the Concession agreement, the Organic Telecommunications Law enacted in 2000 and its Regulations, as well as the Agreement (see Note 2—Company background and concession agreement).

The Organic Telecommunications Law along with the Regulations, provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Organic Telecommunications Law, suppliers of public telecommunications services, such as the Company, must operate under concessions granted by the Government, which acts through the Ministry.

CONATEL is an independent regulatory body under the direction of the Ministry, created by presidential decree in September 1991, which has the authority to manage, regulate and control the use of limited resources in the telecommunications services in Venezuela, and recommend the granting of concessions, licenses and administrative authorizations as well as the approval of tariffs and collection taxes. Also, it shall promote and protect free competition, together with the Superintendent of Promotion and Protection of Free Competition (Pro-Competencia).

a.	Organic Telecommunications Law

On June 12, 2000, the Venezuelan Government issued the Organic Telecommunications Law, which provides the guidelines for the opening of the telecommunications sector for existing and new operators after November 2000. This Law replaces the 1940 Organic Telecommunications Law and it is the result of several years of consultation between the private and public sector. Some of the most important aspects of the Telecommunications Law are as follows:

i.
Provides the legal framework to establish specific regulations related to interconnection, universal service, spectrum, administrative concessions, networks, taxes, as well as penalties, consumer and operator’s rights and responsibilities.

ii.	Defines telecommunications as an activity of general interest rather than as a public service, as provided by the former law.

iii.	Operator’s freedom to set rates is specified, establishing controls only in cases where dominant control is evidenced and in cases of insufficient competition.

iv.
Adopts a new tax regime applicable to all telecommunications service providers on the basis of gross revenues. The new taxes replace the former annual tax and concession fee of 5.5% for wireline and 10% for wireless services. The new tax rates are: 2.3% activity tax, 0.5% tax to cover CONATEL’s activities, 0.5% tax for spectrum allocation, 1% tax to create the Universal Service Fund, 0.5% tax for the Telecommunications Training and Development Fund. In addition, cellular providers are subject to a supplemental tax starting at 4.5% of gross revenues in the year 2000 and decreasing by 1% per annum until 2005 after which time the supplemental tax will be eliminated.

b.	Telecommunications regulations

On November 24, 2000, the Regulations for Basic Telephony Services, Interconnection and Administrative concessions were issued and represent the legal framework for the market opening of telecommunication services in Venezuela.

The most significant aspects of these Regulations include:

i.	Requirements, condition and limitations for the opening of basic telephony services in a free competition environment and equal opportunities between existing and new operators.

ii.
Regulation for mandatory interconnection with charges based on costs, changing the previous structure of interconnection charges based on tariffs. It also requires the submission of quarterly accounting information by separate accounts and before the fourth quarter of 2001, carriers must establish accounting systems indicating costs generated by interconnection and the allocation criteria. As of September 30, 2002, CANTV has signed thirteen interconnection agreements with different operators (see Note 18 (e)—Commitments and contingencies—Competition).

iii.
The rules for granting administrative concession for the network establishment and development and the rendering of telecommunication services and the spectrum concession usage and development. Additionally, spectrum concession will be granted through public offering procedures and in certain cases, direct adjudication will be granted. Value added services, except for Internet services, does not require authorization, only notification specifying the networks, links or systems to support the service.

c.	Tariffs

On February 22, 2001, pursuant to the New Organic Telecommunications Law, CONATEL established the maximum tariffs that are applicable during 2001, effective March 10, 2001 and a new “price-cap” system that replaced the tariff adjustment mechanism provided under the Agreement. Under the new “price-cap” system applicable for 2001, the maximum tariffs may be adjusted based on a formula tied to the wholesale price index (WPI) and the rate of devaluation in the Bolivar. The “price-cap” system allows the increase or decrease of established tariffs based on deviations of 2.5% above or 2.5% below projected monthly estimates of those indexes. CANTV may apply for an upward adjustment to the established tariffs up to 2.5% above the accrued excess of the projected index. CONATEL may request a downward adjustment to the established tariffs up to 2.5% below the accrued excess of the projected index. If accrued excess of the projected index deviates more than 7.5% above, CONATEL must review the “price-cap” formula.

On May 30, 2002, CONATEL published revised tariffs for 2002 in the Official Gazette N° 37,454 pursuant to the new price cap system, which tariffs became effective on June 15, 2002. This new scheme for residential plans reduces the plans from 7 to 5. In addition, the flat residential tariff and the prepaid services are still effective. The new plans established by the Company are: “Limited”, “Classic” and “Talk more for less”, which replace the 5 previous plans effective up to June 15, 2002. In the case of national and international long distance call services, CANTV was authorized to increase the tariffs to a maximum of 19.70% and 12.83%, respectively. These tariffs had not been changed since June, 2000. However, the Company will grant discounts over these services between 5.84% and 11.40%.

Beginning September 16, 2002, an extraordinary increase of tariffs for residential clients, pursuant to the Official Gazette N° 37,454 published on May 30, 2002, became effective until December 31, 2002. The tariff adjustment was 4% on local and domestic long distance (DLD) call services. Additionally, the discounts related with DLD were suspended. The tariffs and discounts related with international long distance call services have not been changed.

Beginning August 31, 2002, an adjustment related to the “Price-Cap” of fixed to mobile tariffs was approved by CONATEL and published in the Official Gazette N° 37,506 of August 15, 2002.

5.	CELLULAR CONCESSION:

On May 19, 1992, the Company purchased one of two cellular concessions from the Government for Bs. 173,029 (Bs. 5,388 on an historical cost basis) and established Telecomunicaciones Movilnet, C.A. (Movilnet). The amount paid for the cellular concession is being amortized over 40 years.

Until December 2000, the annual payment of cellular concession fee based on services billed was 10%. Beginning in 2001, the tax regime applicable to cellular services providers is up to 9.3% of gross revenues which is decreasing by 1% per annum until 2005. (see Note 4 (a)—Regulation—Organic Telecommunications Law).

For the period of nine months ended September 30, 2002 and 2001, the Concession tax expense included in the consolidated statements of operations were Bs. 40,522 and Bs. 37,748, respectively.

6.	BALANCES IN FOREIGN CURRENCY:

The Company has assets and liabilities denominated in U.S. dollars and Japanese yens (see Note 19—Market risk), as of September 30, as follows (in million of U.S. dollars):

	2002	2001
	(Expressed in millions of U.S. dollars)
Cash and temporary investments	280	1,065
Accounts receivable, net	41	49
Other assets and advances to suppliers	29	32
Accounts payable	(49)	(91)
Short and long-term debt	(264)	(469)

Net asset position in foreign currency	37	586

7.	ACCOUNTS RECEIVABLE, NET:

The Company’s accounts receivable, net balances, are as follows:

	2002	2001
Subscribers	399,186	430,110
Net settlements	27,785	39,436
Others	98,897	128,997

	525,868	598,543
Less: Allowance for doubtful accounts	(57,017)	(66,630)

	468,851	531,913

As of September 30, 2002 and 2001, “Others” include Bs. 73,856 and Bs. 102,650 of accounts receivable related to telephone cards, resulting from the credit granted to exclusive territorial distributors of prepaid cards.

8.	ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES:

The Company’s largest customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and the Venezuelan states and municipalities (collectively, Government entities). Government entities generated approximately 5% and 6%, of the Company’s revenues during the nine-month periods ended September 30, 2002 and 2001, respectively.

The following table sets forth the aging of accounts receivable from Government entities as:

Years	2002	2001
2002	29,715	—
2001	8,646	44,177
2000 and prior	34,813	81,362

	73,174	125,539

The changes in accounts receivable from Government entities are as follows:

	2002	2001
Balance at beginning of year	122,405	144,286
Billings	92,809	125,166
Collections	(120,696)	(131,378)
Monetary loss	(21,344)	(12,535)

Balance at end of year	73,174	125,539

The amounts that Government entities can pay for telecommunications services are established in annual budgets, which is not based upon actual usage during such year. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not paid the Company in full for telecommunications services received. In addition, as a result of inflation and devaluation, the value of these balances has decreased.

Although the Company has, in the case of certain Government entities, reduced the number of lines available, there can be no assurance that Government entities will not continue to use telecommunications services in excess of the amounts that can be paid, that the Company will not continue to experience significant delays in collecting receivables from Government entities or that inflation and devaluation will not continue to decrease the value of these receivables to the Company. Failure by Government entities to pay the amounts owed to the Company or the amounts to be billed in the future, has had, and will continue to have an adverse effect on the profitability of the Company. CANTV, has initiated a cleaning, reconciliation and negotiation plan of debts with customers, which is operating, in order to recover a significant amount of previous 2001 debts. In this way, the Company introduced a collection process based on a suspension and retirement campaign managed on a time line to avoid debt accumulation during 2002.

In 2001, the National Assembly, previously the Congress, approved a decree authorizing the issuance of bonds for the payment of basic services. The amount set aside for payments of debt owed CANTV in the period 1996-2000 amounted Bs. 43,300. During 2001, the Company collected Bs. 6,633 from these bonds.

During 2002, CANTV has received Venezuelan National Public Debt Bonds from the Government to pay overdue debts to the Company, as follows:

Acquisition Date	Nominal Value Bs.	Discounted Value%	Discounted Value Bs.	Maturity Date	Discount Bs.
February 27, 2002	13,129	90.53%	11,885	January 25, 2003	1,244
March 06, 2002	4,535	90.53%	4,105	January 25, 2003	430
March 06, 2002	9,629	78.21%	7,530	October 04, 2003	2,099
August 22, 2002	12,773	80.00%	10,219	April 04, 2004	2,554
September 23, 2002	22,675	79.00%	17,913	October 04, 2004	4,762

	62,741		51,652		11,089

As of September 30, 2002, these bonds are recorded as Other assets, a current portion for Bs. 17,041 and a non-current portion for Bs. 36,459 (See Note 10—Other assets), including the amortization of the discounts for an amount of Bs. 1,051 and Bs. 797, respectively, with a payable quarterly variable interest rate.

CANTV’s management believes all amounts from Government entities will be collected either in cash and/or through Government bonds.

9.	PROPERTY, PLANT AND EQUIPMENT, NET:

Property, plant and equipment, net is comprised as follows:

	2002	2001
Plant	11,677,377	11,528,463
Buildings and facilities	1,524,486	1,444,433
Furniture and equipment	958,232	979,825
Vehicles	40,223	91,615

	14,200,318	14,044,336
Less: Accumulated depreciation	(10,839,986)	(10,176,426)

	3,360,332	3,867,910
Land	52,669	53,994
Construction work in progress	151,911	63,043

	3,564,912	3,984,947

The average useful lives for the different classes of property, plant and equipment are as follows:

Average useful lives (in years)
Plant	3 to 32
Buildings and facilities	5 to 25
Furniture and equipment	3 to 7
Vehicles	3 to 5

Property, plant and equipment includes capitalized direct labor and allocated overhead costs, as well as materials used in connection with construction work in progress. Capitalized direct labor and allocated overhead costs totaled Bs. 13,117 and Bs. 15,426 for the nine months ended September 30, 2002 and 2001, respectively. Maintenance and repair costs are expensed when incurred while major improvements and renovations are capitalized.

10.	OTHER ASSETS:

Other assets are comprised as follows:

	2002	2001
Software and other intangible assets, net	202,824	203,636
Prepaid taxes	13,234	16,386
Investment in INTELSAT	43,316	30,372
Employees benefit fund	55,870	50,311
Investment in Venezuelan National Public Debt Bonds	36,459	926
Others	1,028	1,482

	352,731	303,113

Software and other intangible assets include the cost of computer software and systems for internal use, net of accumulated amortization (see Note 3 (g)—Summary of significant accounting principles and policies—Computer software) and the cost of usage rights of satellites which are amortized over periods ranging from 3 to 7 years based upon the terms of contracts granting usage rights.

Prepaid taxes include taxes assessed on the inflation-adjusted value of fixed assets. In 1991, the Venezuelan Income Tax Law was revised to incorporate new provisions. Under this new law, companies were required to pay an initial tax equal to 3% of the inflation-adjusted value of fixed assets. This initial tax was paid prior to 1996 and has been deferred and is being amortized over the estimated useful lives of the related assets.

As of September 30, 2002, the investment in INTELSAT represents the Company’s participation of 1.12% in the International Satellite Telecommunications Organization. The Company accounts for this investment using the equity method. The functional currency of INTELSAT is the U.S. dollar.

In 1993, the Company contributed Bs. 69,779 to the “Employees Benefit Fund”. This amount was deposited in a Bank Trust on behalf of employees and was utilized to acquired 1% of CANTV’s capital stock as of December 2, 1991, to be distributed to the employees as part of the “Excellence Award” program launched by CANTV. The Company amortizes this contribution as the employees earn stock awards. On October 24, 2001, an Extraordinary Shareholders Assembly approved the increase of the “Excellence Award” via the internal purchase of Class C shares of up to 2% of the capital stock as of December 2, 1991. The assembly also approved the creation of a new benefit plan named “Value Fund” to acquire Class C shares up to 5.5% of the previously mentioned capital stock at the same price offered during the share repurchase program. In March 2002, the Company paid Bs. 4,200 to acquire 1,929,933 shares as part of the “Excellence Award Program”. In July 2002, Class C shareholders received Bs. 611 million, corresponding to an additional compensation of Bs. 500 per share over the price of the shares sold through the internal market of CANTV’s trust fund in December 2001 and January 2002. As of September 30, 2002 and 2001, the trust maintains 11,127,370 and 9,372,520 shares, respectively.

Long-Term investments in Venezuelan National Public Debt Bonds during 2002 for Bs. 36,459 have been received to pay overdue Government’s debts with the Company (See Note 8—Accounts receivable from Venezuelan Governments Entities).

11.	LONG-TERM DEBT:

Long-term debt is comprised of the following:

	2002	2001
Notes in U.S. dollars at fixed interest rates of 9.25% and 8.88% maturing in 2002 and 2004, respectively.	147,400	190,403

Notes in U.S. dollars at interest rates of six-month LIBOR plus a margin between 1.35% and 1.75%, (averaging 3.69% and 5.56% at September 30, 2002 and 2001, respectively), maturing through 2003.	40,535	69,055

	2002	2001
Bank loans in Japanese yens at a fixed interest rate of 2.38% to 6.80%, and in U.S. dollars at interest rates of six-month LIBOR plus a margin between 0.25% and 0.75% (averaging 5.81% and 5.87% at September 30, 2002 and 2001, respectively), maturing through 2009.	86,611	69,440

IFC loans in U.S. dollars at variable interest rates:
a. Six-month LIBOR plus a margin of 1.75%, (averaging 3.67% and 5.57% at September 30, 2002 and 2001, respectively), maturing through 2005.	44,220	38,099

b. Six-month LIBOR plus a margin of 2%, (averaging 3.92% and 5.82% at September 30, 2002 and 2001, respectively), maturing through 2007.	32,244	25,003

c. Six-month LIBOR plus a margin between 3% and 6% (averaging 5.25% and 7.89% at September 30, 2002 and 2001, respectively), maturing through 2005.	36,779	23,812

Supplier loans in U.S. dollars at interest rates of six-month LIBOR plus a margin of 0.25% to 0.95% (averaging 2.5% and 4.61% at September 30, 2002 and 2001, respectively), maturing through 2002.	709	3,132

Notes payable to suppliers in U.S. dollars at fixed interest rates (averaging 5.48% and 6.75% at September 30, 2002 and 2001, respectively), maturing through 2002.	92	1,468

Banks loan in bolivars, bearing interest at the average lending rate of the four major banks in Venezuela (47.82% and 25.76% at September 30, 2002 and 2001, respectively), maturing through 2003.	1,963	2,752

Bank loans in bolivars at a fixed and variable interest rate of 34.93% and 23.52% at September 30, 2002 and 2001, respectively, maturing through 2010.	31,460	38,968

	422,013	462,132
Less: Current maturities	(77,839)	(169,169)

	344,174	292,963

On June 7, 1996, the Company entered into an agreement with the “International Finance Corporation” (IFC Facility). Pursuant to the IFC Facility, the Company obtained loan commitments aggregating up to US$261 million, of which US$175 million was disbursed. Of the amount disbursed, US$75 million was used in the Company’s modernization and expansion program as mandated by the Concession and for certain other capital expenditures. The remaining US$100 million represents the conversion of certain debt outstanding under a Bank Refinancing Agreement into longer-term debt.

In March 1998, the Company paid US$150 million of the debt outstanding under the IFC Facility with the proceeds from the sale of variable interest rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of the Company, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of US$25 million in 2005. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on the Company’s annual net income equivalent in U.S. dollars.

Pursuant to the IFC Facility, the Company may pay dividends only if it is current with respect to its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. The Company has complied with these covenants as of September 30, 2002.

In 1997, Movilnet signed an agreement with the IFC Facility for two loans totaling US$95 million, which were disbursed during 1998. The proceeds of these loans were used for expansion and modernization of the cellular network.

In September 2000, the Company issued discount promissory notes of Bs. 28,000 denominated in bolivars with a maturity of 5 years. The promissory notes were placed at a 44% discount and an annual fixed interest rate of 23.5%. The discount is amortized using the effective rate method. As of September 30, 2002, the balance of these notes, presented net of the unamortized discount, was Bs. 17,817. Additionally, in September and December 2000, two loan agreements were signed with local banks for Bs. 7,000 each, with maturities between 5 and 10 years.

In February 2002, the Company paid US$100 million related to guaranteed notes issued in February 1997 with a fixed interest rate of 8.875%.

Estimated payments of long-term debt are: Bs. 1,116 in 2002, Bs. 77,028 in 2003, Bs. 182,552 in 2004, Bs. 96,636 in 2005, Bs. 20,572 in 2006 and Bs. 44,109 thereafter, translated into bolivars at the exchange rate at September 30, 2002.

12.	OTHER CURRENT LIABILITIES:

Other current liabilities are comprised of the following:

	2002	2001
Concession tax	43,714	53,880
Subscriber rights	61,286	73,051
Deferred revenue	77,516	89,612
Accrued liabilities	39,471	24,498
Income, value added and other taxes	43,889	61,650
Interest payable	4,083	5,874
Provision for potential legal contingencies	17,998	24,098
Technical and administrative services due to affiliates Stockholders	3,741	11,216
Other	18,935	17,309

	310,633	361,188

13.	RETIREMENT BENEFITS:

Pension plan

The Company sponsors a noncontributory pension plan for its employees. The benefits to be paid under the plan are based on years of service rendered and the employee’s final salary. As of September 30, 2002, the Company has funded Bs. 199,628, in a trust for this purpose.

Assumptions used to develop the projected benefit obligation are as follows:

Discount rate	7%
Expected return on assets	9%
Rate of compensation increase	2%

These assumptions represent estimates of real interest rates and compensation increases rather than nominal rates. The unrecognized transition obligation is being amortized over 20 years.

Postretirement benefits other than pensions

Beginning 1999, the Company recorded medical claims related to accrued postretirement benefit obligations other than pensions, based on actuarial calculations. Such calculations are based on the average medical claims per retiree for 1998.

Assumptions used to develop the accumulated postretirement benefit obligation are as follows:

Discount rate	7%
Medical cost trend rate	2%

These assumptions represent estimates of real interest rates and medical cost trend rate increases rather than nominal rates. The unrecognized transition obligation is being amortized over 11 years.

Defined contribution plan

The Company has a defined contribution plan (Special Economic Protection Plan for Eligible Retirees) to supplement the current pension benefits of retirees as of August 15, 1995. Contributions are allocated to retirees based upon their age, pension income and other existing benefits. As of September 30, 2002, the Company has funded Bs. 17,020 for this plan. The Company is not required to increase the funding of this plan.

14.	STOCKHOLDERS’ EQUITY:

Dividends

The Venezuelan Commercial Code, Capital Markets Law and the Standards issued by the Comisión Nacional de Valores (CNV), regulate the ability of the Company to pay dividends. In addition, some of the Company’s debt agreements provide for certain restrictions which’s limit the ability of the Company to pay cash dividends (see Note 11- Long-term debt). The Commercial Code establishes that dividends shall be paid solely out of “liquid and collected earnings”, and the Capital Markets Law mandates that the Company distribute every year among its shareholders not less than 50% of its net annual income, after income tax provision and having deducted the legal reserves. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to the shareholders in cash dividends. However, should the Company have accumulated losses, any net income shall initially be applied to offset such deficit.

According to CNV Standards, the unconsolidated net income, excluding the equity participation of subsidiaries adjusted for inflation, is the basis for dividends distribution.

The Capital Markets Law provides that dividends must be declared in a Shareholders’ Assembly during which the shareholders determine the amount, form and frequency of the dividend payment. Additionally, By-laws of companies under CNV regulations, must state their dividend policies. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends in the year when the income is obtained.

On March 27, 2001, an Ordinary Shareholders’ Assembly declared a cash dividend of Bs. 63 per share and Bs. 441 per ADS to shareholders of record as of April 6, 2001. This dividend was paid on April 24, 2001.

On October 24, 2001, an Extraordinary Shareholders’ Assembly declared an extraordinary cash dividend of Bs. 520 per share and Bs. 3,640 per ADS to be paid in two installments, one of Bs. 284 per share on December 10, 2001 to shareholders of record as of December 3, 2001 and the other one of Bs. 236 per share on March 18, 2002 to shareholders of record March 6, 2002.

On March 22, 2002, an Ordinary Shareholders’ Assembly declared a cash dividend of Bs. 41.6 per share to shareholders of record as of May 24, 2002. This dividend was paid on June 6, 2002 by the Company.

Guidelines for future dividends distribution

On December 14, 2001, CANTV’s Board of Directors approved some guidelines for the annual dividend distribution beginning in 2002. These guidelines include the distribution to the shareholders of 50% of the prior year free cash flow, defined as free cash flow taken from audited consolidated financial statements, net of debt and interest payments scheduled for the following year. Annual payment of dividends will be made in bolivars in quarterly installments previous to the Board of Directors recommendation and approval of the Annual Shareholders Assembly, according to current Venezuelan legislation.

Capital stock

Capital stock is represented by 926,037,385 shares at September 30, 2002, as follows:

Stockholders	Class	Participation %	Number of shares (in thousands)
Verizon Communications, Inc (Verizon)	A	24.95	196,401
Telefónica Venezuela Holding B.V.	A	6.91	54,407
Banco Mercantil	A	0.05	367
Inversiones TIDE, S.A.	A	—	3
Banco de Desarrollo Económico y Social de Venezuela (formerly Fondo de Inversiones de Venezuela)	B	6.59	51,900
Employee Trusts and Employees	C	11.84	93,210
Verizon Communications, Inc. (Verizon)	D	3.56	28,009
Public Shareholders	D	46.10	362,843

		100.00	787,140

Treasury Stock	D		138,897

			926,037

VenWorld was incorporated as a private consortium of companies led by Verizon (formerly GTE Corporation), and originally included T.I. Telefónica Internacional de España, S.A.; C.A. La Electricidad de Caracas, S.A.C.A.; Consorcio Inversionista Mercantil (CIMA), C.A. S.A.C.A. and AT&T International, Inc. (AT&T) (Participants in the Consortium to acquire 40% of CANTV shares in 1991).

Beginning on January 1, 2001, VenWorld shareholders have the right to have their shares redeemed and converted into CANTV Class A shares. Any Class A share transferred to a non-subsidiary entity, wholly owned by the Participants of the Consortium will be automatically converted into Class D shares.

During 2001, three of the Participants of the Consortium requested the redemption of their shares, leaving Verizon Communications and T.I. Telefónica Internacional de España, S.A. as shareholders and Participants of the Consortium, together with other minority shareholders representing 3.3% of VenWorld’s capital stock.

On February 1, 2002, an extraordinary shareholders assembly of VenWorld approved the liquidation of the Consortium.

Class B shares may only be owned by the Bolivarian Republic of Venezuela. The transfer of Class B shares to any non-public sector individual or entity will cause the shares to be automatically converted to Class D shares, except if the shares are transferred to a CANTV employee or retiree, in which case the shares will be converted to Class C shares. Class B stockholders had the right to elect two members of the Board of Directors of the Company until January 1, 2001. Thereafter, they may elect only one member together with all other stockholders. A majority of holders of Class B shares is required to approve a number of corporate actions, including certain amendments to the By-laws.

Class C shares may be owned only by employees, retirees, former employees and heirs and spouses of employees or retirees of CANTV and its subsidiaries as well as employees companies and benefit plans. Any Class C shares transferred to any other individual or entity will be automatically converted to Class D shares. Holders of Class C shares have the right, voting as a separate class, to elect two members of the Board of Directors provided such Class C shares represent at least 8% of the capital stock of CANTV and the right to elect one member provided that such shares represent at least 3% of the capital stock of CANTV.

Class D shares are comprised of the conversion of Class A, B and C shares as described above or capital increases. There are no restrictions on the ownership or transfer of Class D shares. Holders of Class D shares will have the right to elect, in conjunction with the other stockholders, any members of the Board of Directors, at the time the Class B and C stockholders lose the right to designate them according to CANTV’s By-laws.

In November 1996, the Government sold 348.1 million shares representing 34.8% of CANTV’s capital stock in a global public offering. The Company’s Class D shares are traded on the Caracas Stock Exchange. They are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing 7 Class D shares.

Repurchase programs

On November 16, 1999, an Extraordinary Shareholder’s Assembly authorized a share repurchase program for up to 50,000,000 shares. As required under Venezuelan Law, the program specified a maximum repurchase price of Bs. 3,696 per share or up to US$40 per ADS. As of December 31, 1999, CANTV had acquired 1,229,900 shares at an average price of Bs. 2,472 per share, equivalent US$23.50 per ADS.

On March 31, 2000, an Ordinary Shareholders’ Assembly approved a new share repurchase program that authorized the Company to repurchase up to 50,000,000 shares. As required under Venezuelan Law, the program specified a maximum repurchase price of Bs. 4,871 per share or up to US$50 per ADS. During 2000, CANTV acquired 72,732,716 shares related to both repurchase programs at an average price of Bs. 2,940 per share, equivalent US$28.39 per ADS.

On October 24, 2001, an Extraordinary Shareholders’ Assembly approved a third share repurchase program to acquire up to 138,905,608 shares or 15% of the capital stock at a price of US$30 per ADS or US$4.29 per share. The program began on October 25, 2001 and ended on November 23, 2001.

Upon completion of the repurchase program, the total repurchased shares were 138,896,536, which were converted into treasury shares. These shares may be offered for sale within two years following their acquisition date, or reduced from capital stock as approved by the Shareholders Assembly as established by the Capital Markets Law.

15.	FINANCING COST, NET:

Financing cost, net as follows:

	2002	2001
Interest income	24,111	34,225
Interest expense	(24,894)	(37,898)
Exchange (loss) gain, net	(39,795)	17,926
Gain (loss) from net monetary position	19,706	(26,466)

	(20,872)	(12,213)

The net exchange (loss) gain reflects the loss resulting from adjusting the debt denominated in foreign currencies, principally U.S. dollars and Japanese yens into bolivars at the exchange rates as of September 30, 2002 and 2001 (see Note 6—Balances in foreign currency). The Central Bank of Venezuela has the explicit policy to intervene to maintain the exchange rate within 7.5% (above or below) of the reference rate, which has been set by the Central Bank of Venezuela and is adjusted to account for projected inflation on a monthly basis.

Effective February 12, 2002, the National Government decreed the free currency fluctuation, which stopped the band system that formerly ruled the exchange transactions from April 1996. Therefore, the exchange rate used for purchases and sales of currencies is fixed based on the free market fluctuation resulting from the supply and demand. From February 18, 2002, the Central Bank of Venezuela purchases and sells currencies in the market through an auction system with the foreign exchange market operators. During the first business days of free foreign currency fluctuation there was strong bolivar devaluation.

The devaluation of the bolivar against the U.S. dollar was 94% and 6% for the nine months period ended September 30, 2002 and 2001, respectively.

The loss or gain from net monetary position reflects the loss from holding net monetary assets or liabilities in a period of inflation, which was 25% and 10% for the nine months ended September 30, 2002 and 2001, respectively.

16.	MONETARY POSITION:

The gain (loss) from net monetary position as follows:

	2002	2001
Net monetary liability position at the beginning of the period	(394,389)	(54,888)
Revenue and expenses, other than depreciation and amortization and other expenses generated by non-monetary assets and liabilities	277,568	263,789
Additions to non-monetary assets and liabilities	202,277	488,282
Pension plan payments	(18,125)	(15,359)
Dividends declared	(38,245)	(80,147)
Exchange (loss) gain, net	(39,795)	17,926

	(10,709)	619,603
Net monetary asset position at the end of the period	8,997	593,137

Gain (loss) from net monetary position	19,706	(26,466)

17.	TRANSACTIONS WITH RELATED PARTIES:

Transactions with related parties are subject to conditions similar to transactions with independent third parties. In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company’s tariffs, regulation, labor contracts and other matters. The Government is also the major customer of the Company (see Note 8—Accounts receivable from Venezuelan Government entities).

Inventories, supplies and plant and equipment of Bs. 7,841 and Bs. 44,355 for the nine months ended September 30, 2002 and 2001, respectively, were purchased from stockholders’ affiliates. These same affiliates provided technical and administrative services to the Company at a total cost of Bs. 32,115 and Bs. 15,215 for the nine months ended September 30, 2002 and 2001, respectively. Net revenues, with respect to the settlement of international telephone traffic with affiliates of Bs. 1,312 and Bs. 9,231 were recognized for the nine months ended September 30, 2002 and 2001, respectively. As of September 30, 2002, the Company has recorded payables to Verizon for Bs. 14,878 and as of September 30, 2001 to Verizon and AT&T for Bs. 74,646 and Bs. 12,232, respectively.

18.	COMMITMENTS AND CONTINGENCIES:

The Company has the following commitments and contingencies:

a.	Capital expenditures

CANTV’s capital expenditures for 2002 are currently estimated at Bs. 589,600 (US$400 million). The funding for these capital expenditures is expected to be generated by internal cash flows.

b.	Operating leases

The Company leases buildings under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided.

c.	Litigation

The Company is involved in numerous administrative and judicial proceedings. Based on the opinion of its external legal counsel handling these proceedings, management considers that the majority of these actions will be resolved in the Company’s favor. Nevertheless, management believes that the Company has recorded adequate reserves as of September 30, 2002 for all such matters. Some of the most significant proceedings are as follows:

i.
In May 2000, the Supreme Court of Justice issued sentences against CANTV charging that the Company had changed the criteria on the presubscription term and the option for special retirement. The Company is presently exercising pertinent legal actions. As of September 30, 2002, there are approximately 355 agreements.

ii.
On July 7, 2000, CANTV was notified of a Bs. 1.8 billion (US$2.4 million) fine imposed by Pro-Competencia. Pro-Competencia claims that CANTV has abused its dominant position in the market to favor its subsidiary CANTV.NET (formerly CANTV Servicios). In August 2000, CANTV filed an action of nullity in the First Court of Appeals in Administrative Matters.

d.	Concession mandates

The Agreement (see Note 2—Company background and concession agreement) considers an accelerated modernization program to meet an annual average target of 80% plant digitalization nationwide by the end of 2000. The network expansion and modernization targets established in Appendix “A” of the Concession Agreement were effective until December 31, 1999. Quality service and digitalization mandates agreed in the Agreement were effective until December 31, 2000. The Agreement, substantially modified the high quality service and eliminates of the mandatory requirement of expanding the plant, instead of it, included the obligation of 80% digitalization at December 31, 2000. After year 2000, the specific expansion requirements, modernization or digitalization are not mandatory.

Opening Regulations establish that Basic Service Telecomunication Operators are required to install and maintain public telephone equipment equivalent to 3% of its subscriber base.

The guidelines for the market opening in Venezuela (see Note 4—Regulation) include certain quality and service standards with minimum and maximum targets, which are the base for the preparation by CONATEL of the quality service regulations that will be effective for all basic services operators. As to date, these regulations have not been approved.

e.	Competition

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Ministry could grant concessions to operate in population centers with 5,000 or fewer habitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the Concession.

In December 1996, the Ministry exercised its authority under this provision to grant a rural multi-service concession to Infonet Redes de Información C.A. (Infonet) to provide basic telephone services, except national and international long distance services, on population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, multi-service concessions were granted in January 1998 to Corporación Digitel, C.A. (Digitel) and Consorcio ELCA, C.A. (today Digicel) for the central and eastern regions of Venezuela, respectively. Currently Infonet, Digitel and Digicel are operating.

With the recently issued new Telecommunications Law, CONATEL established the basic regulatory framework. The new regulations issued on November 24, 2000, (see Note 4 (a)—Regulation—Organic Telecommunications Law) have the objective of creating an appropriate environment for new entrants and allow for effective competition. These regulations rule the sector’s opening, interconnection, administrative and spectrum concessions.

In November 2000, CONATEL formally started the auction of frequencies for Wireless Local Loop (WLL) services. Thirteen qualified bidders have been announced by CONATEL. Five regions were defined and in each region were auctioned in different frequency bands. Telcel BellSouth, C.A. (Telcel BellSouth) and Génesis Telecom, C.A. (Génesis) are two of the companies granted with a concession.

The Company, during the second quarter of 2001, completed the update of four interconnection agreements with Digicel, Digitel, Infonet and Telcel BellSouth, telecommunication’s operators, and at September 30, 2002 has subscribed eight interconnection agreements with companies authorized by CONATEL. These agreements will permit the interconnection between CANTV and other carrier’s networks. Current operators maintaining interconnection agreements with the Company are: Telcel BellSouth, Digicel, Infonet, Digitel, Convergence Communications de Venezuela, Veninfotel, Orbitel, Multiphone, Totalcom, Etelix, and Telecommunications NGTV, S.A.

19.	MARKET RISK:

The carrying amounts of cash and short-term investments, trade receivables and payables, and short-term and long-term debt approximate their fair values. The fair value was determined by quoted market prices.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with the highest quality of The United States of America (U.S.A.) issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment by investing with U.S. and European issuers that are guaranteed by wholly-owned foreign companies with the safest and highest credit quality securities.

The Company mitigates default risk by investing in highly liquid U.S. dollars short-term investments, primarily certificates of deposit and investment grade commercial paper, which have maturities of three months or less. The Company does not expect any material loss with respect to its investment portfolio.

The majority of the Company’s indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yens, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company’s policy is to manage interest rate risk through the use of a combination of fixed and variable rate debt. Presently the Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations.

20.	SEGMENT REPORTING:

The Company manages its operations in two main business segments: wireline and wireless services. The Company’s reportable segments are strategic business units that offer different products and services in the telecommunications and related services industry.

They are managed separately because each business requires different technology and marketing strategies. The wireline services segment provides domestic telephone services, international long distance services and other telecommunications-related services. The wireless services segment provides nationwide cellular mobile telephone services.

Segment results for the period the nine months ended September 30, 2002 and 2001, and assets as of September 30, 2002 and 2001, are as follows:

	2002	2001
Wireline services:
Operating revenues—
Local and domestic long distance usage	425,867	518,660
Basic rent	323,692	321,620

Local and domestic long distance	749,559	840,280
International long distance	77,020	95,675
Net settlements	11,315	20,381

International long distance	88,335	116,056
Fixed to mobile outgoing calls	413,075	556,075
Interconnection incoming	32,787	46,769
Other wireline-related services	271,828	253,268

Total operating revenues	1,555,584	1,812,448

Intersegment revenues	(111,873)	(89,175)

Operating income	15,737	49,379

Depreciation and amortization	533,012	576,472

Capital expenditures, net	(88,618)	(64,096)

Assets	5,190,802	6,291,718

Operating revenues—
Access	41,949	37,550
Interconnection	205,626	188,757
Usage	212,654	230,396
Equipment sales	99,241	59,928
Others	9,089	8,092

Total operating revenues	568,559	524,723

Intersegment revenues	(158,673)	(166,480)

Operating income	76,157	41,586

Depreciation and amortization	86,315	119,990

Capital expenditures, net	(154,802)	(34,530)

Assets	1,361,836	1,290,615

The reconciliation of segment operating revenues, operating income and assets, to the consolidated financial statements are as follows:

Reconciliation of operating revenues:

	2002	2001
Reportable segments	2,124,143	2,337,171
Other telecommunications-related services	63,088	49,827
Elimination of intersegment operating revenues	(270,546)	(255,655)

Total operating revenues	1,916,685	2,131,343

Reconciliation of operating income:

	2002	2001
Reportable segments	91,894	90,965
Other telecommunications-related services	11,144	9,766
Elimination of intersegment operating income	230	484

Total operating income	103,268	101,215

Reconciliation of assets:

	2002	2001
Reportable segments	6,552,639	7,582,333
Elimination of assets	(1,698,414)	(1,683,737)
Other telecommunications-related services	325,667	381,578

Assets	5,179,892	6,280,174

21.	CONSOLIDATED FINANCIAL STATEMENT RECLASSIFICATIONS:

As of September 30, 2002 and 2001, certain amounts from the consolidated financial statements, have been reclassified for comparison purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA, (CANTV)

By:	/S/ ARMANDO YAÑES
Armando Yañes Chief Financial Officer

Date: November 25, 2002